UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: VegaShares ETF Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	41 S. High St.
17th Floor
Columbus, OH 43215

TELEPHONE NUMBER:	(614) 469-3200

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY
Corporation Trust Center
1209 Orange St.
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒Yes            ☐No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Columbus and State of Ohio on this 3rd day of June 2025.

VegaShares ETF Trust

By:	/s/ Parker Bridgeport
Parker Bridgeport
Trustee (sole trustee)
Attest:

By:	/s/ DawnMarie Stump
Name:	DawnMarie Stump
Title:	Secretary